Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

Aldila Golf Corp.	Delaware, U.S.
Aldila Materials Technology Corp.	Delaware, U.S.
Aldila Foreign Sales Corp.	U.S. Virgin Islands
Aldila de Mexico, S.A. de C.V.	Mexico
Aldila Graphite Products (Zhuhal) Company Limited	People's Republic of China